

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2012

<u>Via E-mail</u>
Mr. Joseph J. Levanduski
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333

> **Re: A. Schulman, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed October 26, 2011**
> **Form 10-Q for the Fiscal Quarter Ended February 29, 2012**
> **Filed April 4, 2012**
> **File No. 0-07459**

Dear Mr. Levanduski:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Cash

                            John Cash
                            Accounting Branch Chief